FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS

•	On track to report clinical data from TTI-621 program at the end of 2016
•	IND submitted to initiate a Phase 1 trial with TTI-621 in solid tumors
•	Cash amounted to $60.1 million (CDN) as of June 30, 2016

Toronto, Ontario, August 12, 2016 – Trillium Therapeutics Inc. (Nasdaq: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided a corporate update and reported financial results for the three and six months ended June 30, 2016.

“Trillium made continued progress in the second quarter, as we advanced the Phase 1 study of our lead drug candidate, TTI-621, in relapsed or refractory hematologic malignancies, with the goal of reporting clinical data in the fourth quarter of 2016. This will be the first human data with a potent IgG1-containing protein targeting CD47,” said Dr. Niclas Stiernholm, president and chief executive officer of Trillium Therapeutics. “Additionally, we submitted an IND application to initiate a second Phase 1 trial with TTI-621 in select solid tumor types, which should help us increase our understanding of its mechanism of action and further guide successful clinical development. With $60 million (CDN) in cash entering the second half of 2016, we are in a strong financial position to execute on our near- and long-term goals to provide best-in-class therapeutics to patients.”

Corporate Update

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Phase 1 dose escalation clinical trial treating patients with advanced hematologic malignancies with TTI-621, a potent SIRPaFc (IgG1) fusion protein targeting CD47, continues on schedule with a clinical update expected by the end of 2016.

•	Received a No Objection Letter from Health Canada in response to TTI-621 clinical trial application, paving the way for Canadian sites to be included in Phase 1b expansion cohorts.

•	Filed second Investigational New Drug application with FDA to initiate a Phase 1 trial with TTI-621 in patients with select solid tumors that are refractory to standard treatments.

•	Continued to advance and assess the preclinical small molecule assets derived from our proprietary chemistry platform.

•	Cash amounted to $60.1 million as of June 30, 2016, placing Trillium in a strong position to continue executing its drug development strategy.

Second Quarter 2016 Financial Results
(Amounts in Canadian dollars)

As of June 30, 2016, Trillium had cash of $60.1 million. For the six months ended June 30, 2016, the company used $10.8 million of cash for operations; $9.6 million for the acquisition of Fluorinov; recorded a net foreign exchange loss on cash of $3.8 million; and used $2.6 million for capital purchases related to its new office and laboratory facility.

Net loss for the six months ended June 30, 2016 of $14.8 million compared to a loss of $10.2 million for the six months ended June 30, 2015. The net loss was higher due mainly to a net foreign currency loss of $3.9 million from holding US denominated cash with a weakening US dollar, amortization of $1.7 million on Fluorinov intangible assets and higher research and development spending. This was partially offset by the recognition of a deferred tax recovery in relation to the acquisition of Fluorinov of $3.7 million.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase I clinical trial (NCT02663518) evaluating SIRPaFc is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the Company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com